Exhibit 12
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Three Months Ended
	March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Interest Expense	$14,900	$12,900	$51,500	$51,500	$64,800	$68,100	$74,100

Estimated Interest Portion of Rent Expense	3,748	2,944	12,132	10,168	10,583	11,666	12,183

Fixed Charges	$18,648	$15,844	$63,132	$61,668	$75,383	$79,766	$86,283

Income From Continuing Operations Before Income Taxes	$207,500	$180,800	$826,200	$647,700	$495,000	$428,500	$346,500

Add: Fixed Charges	18,648	15,844	63,132	61,668	75,383	79,766	86,283

Less: Equity in (Earnings)/Losses of Less Than 50% Owned Companies	(134)	264	(265)	(724)	(1,328)	(2,903)	(2,534)

Earnings Before Fixed Charges	$226,014	$196,908	$889,067	$708,644	$569,055	$505,363	$430,249

Ratio of Earnings to Fixed Charges	12.1x	12.4x	14.1x	11.5x	7.5x	6.3x	5.0x